SULTAN

SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 \\
Email: Investor@langmining.com

SUL-TSX VENTURE

[redacted]

05013692

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 0 5 2005
WASH. D.C. 185

SUPPL

December 2, 2005

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

Enclosures

PROCESSED
MAR 0 9 2006
THOMSON
FINANCIAL

dlw 3/8

United States Sec Filing
December 2, 2005

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Sultan Minerals Resumes Drilling on its Jersey-Molybdenum Property – Nov 21, 2005
2. Sultan Minerals Announces Flow-Through Private Placements Financing – Nov 23, 2005
3. Sultan Minerals Third Quarter Review – Nov 29, 2005
4. Sultan Minerals Increases Flow-Through Private Placements Financing – Nov 29, 2005

Correspondence with Securities Commission(s)

5. MD&A for the three and nine months ended September 30, 2005
6. Interim Financial Statements for the three months and nine Months ended September 30, 2005 and 2004
7. Form 52-109FT2 – Certification of Interim Filings – CFO
8. Form 52-109FT2 – Certification of Interim Filings - CEO

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

November 21, 2005

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS RESUMES DRILLING ON ITS JERSEY-MOLYBDENUM PROPERTY

Sultan Minerals Inc. (SUL-TSX-Venture) ("Sultan") is pleased to announce that diamond drilling has resumed on its Jersey-Emerald Property, in the Salmo area of British Columbia. Drilling is underway with a surface drill to investigate the potential for lateral extensions of the molybdenum mineralization intersected in the initial 12 underground drill holes in the East Dodger Mine workings. Molybdenum mineralization was intersected in all 12 drill holes and is comprised of a network of high-grade molybdenite bearing quartz veins that form a broad low grade stockwork hosted within a granite intrusive body. The results of holes 1 through 12 are summarized in the following table:

Drill Hole#	Grid North	Grid East	Azmth/Dip.	Length	From	To	Width	MoS_2 %
				(Feet)				
JM05-01	6603	8711	070 /-35	498.00	342.50	461.00	**119.00**	**0.05**
JM05-02	6977	8781	067 /-37	196.00	4.00	196.00	**192.00**	**0.22**
Including					186.00	189.70	**3.70**	**5.19**
JM05-03	6976	8777	067 /-25	600.00	0.00	495.00	**495.00**	**0.11**
Including					200.00	215.00	**15.00**	**1.30**
JM05-04	6979	8777	067 /+05	270.00	65.00	152.00	**87.00**	**0.06**
Including					97.00	103.50	**6.50**	**0.36**
JM05-05	6992	8778	045 /-20	438.00	0.00	438.00	**438.00**	**0.05**
Including					29.00	166.00	**137.00**	**0.13**
JM05-06	6992	8778	045 /+05	325.00	2.00	115.00	**113.00**	**0.08**
Including					22.00	26.00	**4.00**	**1.03**
JM05-07	7126	8798	045 /-20	414.00	79.00	146.50	**67.50**	**0.02**
JM05-08	7350	8823	045 /-20	395.00	0.00	149.00	**149.00**	**0.03**
Including					35.00	41.00	**6.00**	**0.31**
JM05-09	7350	8823	045 /-35	476.00	37.50	377.00	**339.5**	**0.03**
JM05-10	7332	8806	225 /0	186.00	10.00	133.00	**123.00**	**0.06**
Including					32.50	35.50	**3.00**	**1.01**
JM05-11	6815	8742	045 /-30	408.00	0.00	413.00	**413.00**	**0.03**
Including					216.00	335.00	**119.00**	**0.06**
JM05-12	6815	8742	045 /-45	537.00	194.00	357.00	**163.00**	**0.04**
Including					344.00	357.00	**13.00**	**0.21**

The surface drill program is following up targets that have been generated by researching drill logs from the historic mine data-base. Many of the historic drill holes that tested the former tungsten workings intersected the underlying granite body that is host to the molybdenum mineralization. These records report 415 instances where molybdenum mineralization was observed to occur both within and adjacent to the favourable granite host. A significant number of these intersections occur clustered beneath the Feeney and Dodger 4400 tungsten deposits. In most instances, the molybdenum occurrences were not assayed but 7 occurrences in 5 holes were assayed and reported in the drill logs for the Dodger 4400 Mine. These assays are given in the following table:

Drill Hole#	Grid North	Grid East	From feet	To feet	Width feet	Mo %	MoS_2 %
D-7	9513	9346	186.00	187.00	**1.00**	0.26	**0.43**
and			212.50	213.20	**0.70**	0.20	**0.33**
DU-17	9459	9322	72.20	79.50	**2.30**	0.14	**0.23**
DU-19	9595	9405	131.70	143.30	**11.60**	0.12	**0.20**
DU-27	9413	9303	17.50	20.7	**3.20**	0.11	**0.19**
Including			17.50	18.00	**0.50**	0.50	**0.83**
D-86	9100	9915	453.60	459.00	**5.40**	0.25	**0.42**
and			491.00	495.80	**4.80**	0.11	**0.18**

Note 1: All dimensions and core lengths are recorded in feet in order that results are compatible with the historic mine grid and the existing 4,600 drill hole database.

Note 2: MoS_2 grades are computed from the Mo assays shown in column 7.

Readers are cautioned that the molybdenum assays from Placer Dome's work, quoted in this release, are historical in nature and were compiled before the implementation of NI 43-101 reporting standards. The core samples taken by Sultan Minerals Inc. during the recent exploration of the East Dodger mine workings have confirmed the former Placer Dome assays in that area suggesting that the above quoted molybdenum assays are sufficiently encouraging to warrant follow-up.

The Dodger 4400 Mine is located 2,000 feet (600 m) north of the East Dodger Mine area where Sultan has focused its previous exploration drilling. The recognition that significant molybdenum mineralization may extend from the East Dodger Mine into the Dodger 4400 workings expands the dimensions of the molybdenum target area by three times to more than 3,000 feet (900 m) north south and by 3,000 feet (900 m) east west.

Sultan's initial surface drill hole is underway at the Feeney Mine where it is investigating reported molybdenum mineralization in both the Feeney Mine and the Invincible Decline. This hole will test the west margin of the underlying granite body that is host to the molybdenum mineralization. The hole is located 3,000 feet (900 m) to the northwest of the previous 12 underground holes, which tested the eastern margin of the host granite body in the East Dodger Mine area. On completion of drilling in the Feeney area, the drill will move to the Dodger 4400 Mine area where a surface hole will be drilled beneath the former tungsten workings.

Mr. Ed Lawrence, P.Eng., is managing the underground exploration program. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng.
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: info@sultanminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

November 23, 2005

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS ANNOUNCES FLOW-THROUGH PRIVATE PLACEMENT FINANCING

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") is pleased to announce that, subject to regulatory approval, Sultan will carry out a non-brokered private placement of flow-through shares (the "FT Shares") at a price of $0.15 per FT Share for gross proceeds of up to $100,000.

Cash finders' fees of up to 10% of the proceeds of the offering may be payable. All FT Shares issued with respect to the above private placements will be subject to a hold period and may not be traded for four months from the date of issuance.

Proceeds from the non-brokered private placement will be used to fund exploration programs on Sultan's Kena Gold Property and Jersey-Emerald Molybdenum Property, located in British Columbia.

Mr. Ed Lawrence, P.Eng. is managing the underground exploration program on the Jersey-Emerald Molybdenum Property, and Mr. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects" for the Jersey-Emerald Molybdenum Property and the Kena Gold Property.

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@sultanminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

November 29, 2005

Ticker Symbol: SUL-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS THIRD QUARTER REVIEW

Exploration Update

Jersey-Emerald Tungsten and Molybdenum Property:
In August, Sultan Minerals Inc. ("Sultan") announced the discovery of a new molybdenum deposit on its 100% owned Jersey-Emerald property in British Columbia, Canada. The discovery was followed up with additional drilling and to date the mineralization has been investigated with 1,400 metres of underground drilling in 12 diamond drill holes. Molybdenum mineralization was intersected in all 12 holes and is comprised of a network of high-grade molybdenite bearing quartz veins that form a broad low-grade stockwork hosted within a granite intrusive body.

Highlights of the 12 hole program were Hole 2 which assayed 0.22% MoS2 over its entire 192 foot length, and Hole 3 which averaged 0.11% MoS2 over 495 feet. The 12 holes show the molybdenum-rich body to extend 1,000 feet north-south, 400 feet east-west and to a depth of 300 feet. The molybdenum mineralization appears to be bounded by the tungsten rich skarn, which lies to the east and above the favourable host granite, but remains open to the north, south, west and at depth.

The company's contractor, Advanced Drilling Ltd., of Surrey, BC, has moved a second drill on to the Jersey-Emerald property and a surface-drilling program is presently underway to investigate the potential for lateral extensions of the molybdenum mineralization.

Kena Gold Property:
In September 2005 Sultan discovered a zone of copper-silver mineralization on its Kena Gold Property while completing a program of reclamation blast-trenching. The mineralized exposure was prospected and sampled and the best grab sample taken from the new exposure assayed 2.48% copper and 165.0 grams per tonne silver. Seven metres of continuous chip sampling taken along the suspected strike of the showing returned an average grade of 1.71% copper and 61.0 grams per tonne silver.

The new discovery, is located near the historic Silver King Mine approximately 1,500 metres southwest of Sultan's Gold Mountain and Kena Gold Zones. In June 2004 Sultan filed a NI 43-101 Technical Report which detailed a preliminary resource calculations on the Gold Mountain and Kena Gold Zones. The Technical Report shows a combined resource of 24,000,000 tonnes containing 381,000 ounces of gold in the measured and indicated category with an additional 389,000 ounces in the inferred category. The resource has an average grade of 1.0 g/t using a cut off grade of 0.5 g/t gold and can be expanded with additional diamond drilling.

Sultan is presently completing an excavator-trenching program on the new copper-silver discovery. The trenching program will investigate the grade, width and strike continuity of the mineralization in order to assess the potential of the copper-silver deposit prior to planning further exploration and possible development of the Kena property.

Other Exploration Properties:

Stephens Lake Nickel Property, Manitoba:

BHP Billiton is currently earning in on this project and a winter drilling program is expected to continue in February 2006.

Coripampa 1 and 2 Gold and Silver Properties, Peru:

Surface sampling and geological mapping has been complete and Sultan is seeking a joint venture partner to help fund further property work.

Project Management

Mr. Ed Lawrence, P.Eng, is managing the underground exploration program on the Jersey-Emerald Molybdenum Property, and Mr. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects" for the Jersey-Emerald Molybdenum Property and the Kena Gold Property.

Operating Results

In the nine months ended September 30, 2005 ("fiscal 2005") Sultan incurred a loss of $430,152 ($0.01 per common share), compared to $513,017 ($0.01 per common share) in the nine months ended September 30, 2004 ("fiscal 2004"). Sultan had working capital of $203,539 as at September 30, 2005. Private placements completed during the nine months ended September 30, 2005, provided net proceeds of $532,880 to the treasury.

The loss for the three months ended September 30, 2005 ("Q3 2005") was $125,251 compared to $239,839 in the three months ended September 30, 2004 ("Q3 2004"). Stock-based compensation of $148,461 was the main contributor to the increase in expenses in Q3 2004, compared to $12,795 in stock-based compensation in Q3, 2005, which accounts for the difference between the two periods. Legal, accounting and audit decreased from $17,726 in Q3 2004 to $9,046 in Q3 2005. This decrease in accounting and legal was offset by an increase in office and administration from $15,814 in Q3 2004 to $22,890 in Q3 2005.

In fiscal 2005 operations used $247,085 compared to $320,726 in fiscal 2004. Cash expenditures on mineral property interests totalled $356,175 in fiscal 2005 compared to $203,743 in fiscal 2004.

Investments

Total expenditures made on mineral properties in fiscal 2005 including cash and share payments are as follows, with comparative figures for fiscal 2004 in brackets: Kena - $95,151 ($137,354), Coripampa Properties - $60,509 ($61,847), Stephens Lake - a $3,686 recovery (expenditure of $24,599), Willi claims - $Nil ($19,618) and the Jersey and Emerald properties - $251,550 ($9,153). The Willi claims were written off in fiscal 2005 for a total of $25,308.

Financing

During the nine months ended September 30, 2005, Sultan has completed three private placements for net proceeds of $532,880.

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P. Eng., Geological
President and CEO

For further information please contact:
Investor Relations
T.J. Malcolm Powell – Email: IR@langmining.com
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@sultanminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

November 29, 2005

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS INCREASES FLOW-THROUGH PRIVATE PLACEMENT FINANCING

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") is pleased to announce that, subject to regulatory approval, it has increased its previously announced (see press release dated November 23, 2005) non-brokered private placement of flow-through shares (the "FT Shares"). Sultan will now issue up to 1,483,333 FT Shares at a price of $0.15 per FT Share, for gross proceeds of up to $222,500.

Cash finders' fees of up to 10% of the proceeds of the offering and/or finders' warrants of up to 10% of the FT Shares sold may be payable. All FT Shares and finders' warrants issued, and any common shares issuable upon the exercise of such finders' warrants, will be subject to a hold period and may not be traded for four months from the date of issuance.

Proceeds from the non-brokered private placement will be used to fund exploration programs on Sultan's Kena Gold Property and its Jersey-Emerald Molybdenum Property, located in British Columbia.

Mr. Ed Lawrence, P.Eng. is managing the exploration program on the Jersey-Emerald Molybdenum Property. Mr. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects" for the Jersey-Emerald Molybdenum Property and the Kena Gold Property.

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@sultanminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

Sultan Minerals Inc.
Three and Nine Months Ended
September 30, 2005

1.1	Date	2
1.2	Overview	2
1.2.1	Jersey and Emerald Properties, British Columbia	2
1.2.2	Invincible Tungsten Mine	6
1.2.3	Kena Property, British Columbia	6
1.2.4	Stephens Lake Property, Manitoba	8
1.2.5	Coripampa Properties, Peru	8
1.2.6	Market Trends	9
1.3	Selected Annual Information	10
1.4	Results of Operations	11
1.5	Summary of Quarterly Results	12
1.6	Liquidity	14
1.7	Capital Resources	14
1.8	Off-Balance Sheet Arrangements	15
1.9	Transactions With Related Parties	15
1.10	Fourth Quarter	16
1.11	Proposed Transactions	16
1.12	Critical Accounting Estimates	16
1.13	Critical accounting policies and changes in accounting policies	16
1.14	Financial Instruments and Other Instruments	16
1.15.1	Other MD& A Requirements	17
1.15.2	Additional Disclosure for Venture Issuers Without Significant Revenue	17
1.15.3	Disclosure of Outstanding Share Data	17

Sultan Minerals Inc.
Three and Nine Months Ended
September 30, 2005

1.1 Date

The effective date of this interim report is November 26, 2005.

1.2 Overview

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements." All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of gold; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors discussed under "Risk Factors" in the MD&A.

This MD&A should be read in conjunction with the audited financial statements of Sultan Minerals Inc. for the year ended December 31, 2004, and the unaudited interim financial statements for the nine months ended September 30, 2005. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Sultan Minerals Inc. ("Sultan" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- Sultan's loss for the nine months ended September 30, 2005 ("fiscal 2005") was $430,152 or $0.01 per share, after income tax recovery due to flow-through renunciations, compared to a loss of $513,017 or $0.01 per share in the nine months ended September 30, 2004 ("fiscal 2004").
- During fiscal 2005, operations used $247,085 compared to $320,726 in fiscal 2004. Expenditures on mineral property interests totalled $381,149 in fiscal 2005 compared to $252,571 in fiscal 2004. Expenditures were incurred on the following mineral properties in fiscal 2005: Kena - $95,151 (2004 - $137,354), Coripampa Properties - $60,509 (2004 - $61,847), Stephens Lake – a recovery of $3,686 (2004 – expenditures of $24,599), Willi claims - $Nil (2004 - $19,618) and the Jersey and Emerald properties - $251,550 (2004 - $9,153).

1.2.1 Jersey and Emerald Properties, British Columbia

The Emerald Tungsten mine, located on Sultan's 100% owned property, was the largest tungsten producer in British Columbia and the second largest in Canada. The mine closed in 1973 due to low tungsten prices combined with new royalty laws making the mine less profitable. At the time, Placer Dome's management believed that the mine would re-open at a later date when prices were more favourable but this did not happen. Sultan acquired the property in 1993 to explore for gold skarn mineralization, which is spatially related to the tungsten deposits.

The Company believes that the property holds potential for a large porphyry molybdenum deposit. The mineralization was originally identified in underground workings and diamond drill holes at the historic Emerald Tungsten Mine. Mine records show that the molybdenum mineralization was encountered within an area measuring 700 metres by 300 metres and remains open in all directions. Within this area one remarkable drill core sample ran 4.44% Mo over a 4.0-metre length including a section of 20.8% Mo over 0.8 metres within this intersection. Another intersection in the same general area ran 0.71% Mo over a 2.1-metre length, and another ran 0.60% Mo over a 2.2-metre length. More recently a 57-metre long channel sample, taken in a development drift by Sultan in 1995, averaged 0.05% Mo with a 12.1-metre

section running 0.11% Mo. This drift is about 150 metres north of the high-grade drill intersection mentioned above.

During an underground investigation the entire 580-metre length of the Dodger 4200 Drift North (42DrN) was examined. The inspection confirmed the presence of a molybdenum and pyrite-bearing quartz stock work along the drift. The frequency of east-west veins seen along the tunnel varies with the greatest abundance of veining occurring over a 110-metre long section extending from mine grid coordinates 7,265N to 7,730N. Due to oxidation of the sulfide mineralization over the 55 years that the tunnel has existed, a rusty coating on the tunnel walls identifies the mineralization.

Two development drifts, the Dodger 6900 Drift East (69DrE) and the Dodger 7500 Drift East (75DrE), driven easterly from the 42DrN for development of the East Dodger tungsten deposit, were also examined. Inspection of the 69DrE confirmed the existence of a molybdenite and pyrite bearing quartz-vein stock work comprised of abundant, vertical, north-south trending veins intersected by a lesser quantity of vertical, east west veins. Sultan sampled this 57-metre long development drift previously in 1995 while exploring for gold mineralization. These samples averaged 0.05% Mo over the entire 57-metre sample length, with a 12.1-metre section running 0.11% Mo. The 75DrE located 200 metres north of the 69DrE was also inspected over its initial 70-metre length. This drift was likewise observed to display molybdenite and pyrite bearing quartz-vein stock work similar to that seen in the previous drift. Note: Photographs of this stock work are displayed on the Company's website.)

The Company has completed a 12-hole diamond drill program totalling 1,400 metres that has tested the grade, width, depth and continuity of the molybdenum bearing stock work. The initial two holes investigated the width and depth of the mineralization. Hole 2 was the highlight of the initial two-holes. This remarkable hole assayed 0.22% MoS2 over its entire 192 foot length averaging 3.8 times the average grade of the Endako Mine, Canada's largest molybdenum producer. Hole 2 also carried 5.19% MoS2 over 3.7 feet within a 13.7 foot long section that assayed 1.72% MoS2 near the bottom of the hole.

The tungsten mineralization encountered in Hole 1 is part of the southern extension of the historic East Dodger Tungsten Mine. The intersection in Hole 1 is situated approximately 80 feet (24 metres) below the level of the historic Dodger mine and is readily accessible for mining from the existing workings.

The next ten holes focused on the zone of molybdenum mineralization intersected in drill hole 2. The program goals were to define the north, east and south margins of the deposit, establish grade trends and determine the orientation of the high-grade molybdenum mineralization intersected in drill hole 2.

Assays for holes 1 through 12 are tabled below.

Drill Hole#	Grid North	Grid East	Azimuth /Dip.	Length	From	To	Width	Mo %	MoS_2 %
				(Feet)					
JM05-12	6815	8742	045 /-45	537.00	194.00	357.00	**163.00**	0.024	**0.04**
Including					184.00	208.50	**24.50**	0.051	**0.09**
Including					317.50	357.00	**39.50**	0.060	**0.10**
Including					344.00	357.00	**13.00**	0.127	**0.21**
Including					344.00	347.00	**3.00**	0.232	**0.39**
Including					354.00	357.00	**3.00**	0.222	**0.37**
and					485.00	488.00	**3.00**	0.130	**0.22**

Table continued									
Drill Hole#	**Grid North**	**Grid East**	**Azimuth /Dip**	**Length**	**From**	**To**	**Width**	**Mo %**	**MoS2 %**
				(feet)					
JM05-11	6815	8742	045 /-30	408.00	00.00	413.00	**413.00**	0.019	**0.03**
Including					114.00	169.70	**55.70**	0.045	**0.08**
Including					151.00	154.00	**3.00**	0.497	**0.83**
Including					216.00	335.00	**119.00**	0.034	**0.06**
Including					305.00	335.00	**30.00**	0.106	**0.18**
and					320.00	323.00	**3.00**	0.395	**0.66**
and					330.00	335.00	**5.00**	0.328	**0.55**
JM05-10	7332	8806	225 /0	186.00	10.00	133.00	**123.00**	0.038	**0.06**
Including					10.00	78.00	**68.00**	0.057	**0.10**
Including					10.00	13.00	**3.00**	0.194	**0.32**
and					32.50	35.50	**3.00**	0.605	**1.01**
and					75.00	78.00	**3.00**	0.258	**0.43**
JM05-09	7350	8823	045 /-35	476.00	37.50	377.00	**339.5**	0.016	**0.03**
and					37.50	41.00	**3.50**	0.280	**0.47**
and					163.00	167.00	**4.00**	0.270	**0.45**
and					262.00	265.00	**3.00**	0.325	**0.54**
JM05-08	7350	8823	045 /-20	395.00	0.00	149.00	**149.00**	0.019	**0.03**
and					35.00	41.00	**6.00**	0.187	**0.31**
and					55.50	59.00	**3.50**	0.054	**0.09**
and					94.00	98.00	**4.00**	0.069	**0.12**
and					273.00	277.00	**4.00**	0.055	**0.09**
JM05-07	7126	87938	045 /-20	414.00	79.00	146.50	**67.50**	0.012	**0.02**
Including					79.00	84.50	**5.50**	0.048	**0.08**
and					143.50	146.50	**3.00**	0.059	**0.10**
JM05-06	6992	8778	045 /+05	325.00	2.00	115.00	**113.00**	0.050	**0.08**
Including					22.00	40.00	**18.00**	0.184	**0.31**
Including					22.00	26.00	**4.00**	0.617	**1.03**

Table continued									
Drill Hole#	**Grid North**	**Grid East**	**Azimuth /Dip**	**Length**	**From**	**To**	**Width**	**Mo %**	**MoS2 %**
					(feet)				
JM05-05	6992	8778	045 /-20	438.00	0.00	438.00	**438.00**	0.028	**0.05**
Including					29.00	166.00	**137.00**	0.076	**0.13**
Including					80.00	146.50	**66.50**	0.108	**0.18**
Including					80.00	98.00	**18.00**	0.254	**0.42**
and					143.50	146.50	**3.00**	0.558	**0.93**
JM05-04	6979	8777	067 /+05	270.00	65.00	152.00	**87.00**	0.034	**0.06**
Including					65.00	103.50	**38.50**	0.055	**0.09**
Including					97.00	103.50	**6.50**	0.218	**0.36**
JM05-03	6976	8777	067 /-25	600.00	0.00	495.00	**495.00**	0.068	**0.11**
Including					0.00	275.50	**275.50**	0.103	**0.17**
Including					92.50	258.00	**165.50**	0.153	**0.26**
Including					200.00	215.00	**15.00**	0.777	**1.30**
Including					200.00	202.50	**2.50**	1.558	**2.58**
and					145.50	163.50	**18.00**	0.194	**0.32**
and					534.00	537.00	**3.00**	0.045	**0.08**
JM05-02	6977	8781	067 /-37	196.00	4.00	196.00	**192.00**	0.13	**0.22**
Including					48.00	64.20	**16.20**	0.28	**0.47**
Including					48.00	52.25	**4.25**	0.97	**1.62**
and					79.60	102.70	**23.10**	0.22	**0.37**
JM05-01	6603	8711	070 /-35	498.00	4.00	5.20	**1.20**	0.07	**0.12**
and					138.70	142.00	**3.30**	0.27	**0.45**
and					342.50	461.00	**119.00**	0.03	**0.05**
Including					445.65	454.75	**9.10**	0.16	**0.27**
Including					445.65	449.75	**4.10**	0.26	**0.43**

Note 1: All dimensions and core lengths are recorded in feet in order that results are compatible with the historic mine grid and the existing 4,600 drill hole database.

Note 2: MoS_2 grades are computed from the Mo assays shown in column 9.

The 12 holes completed to date have tested a 1,000 foot long by 500 foot wide zone located along the eastern margin of a 1,000-foot by 2,000-foot (600-metre by 300-metre) area of molybdenum exposures seen in historic underground mine workings. The drilling attempted to define the north, east and south margins of the deposit, establish grade trends and determine the orientation of the mineralization.

The results of the 12 holes show the molybdenum-rich body to extend 1,000 feet north-south, 400 feet east-west and to a depth of 300 feet. The molybdenum mineralization appears to be bounded by the

tungsten rich skarn, which lies to the east and above the favourable host granite, but remains open to the north, south, west and at depth. With molybdenite currently selling for $32.00/lb, Sultan is extremely pleased with the results of the 12 diamond drill holes received to date.

The company's contractor, Advanced Drilling Ltd., of Surrey, BC, has moved a second drill on to the property for the next phase of drilling in November 2005, which is planned to include both surface and underground drilling.

An underground mapping program is also being carried out in the East Dodger section of the mine in conjunction with the diamond drill program. Mapping will focus on determining the trend and continuity of molybdenum mineralization exposed in a network of underground workings.

Exploration expenditures on the Jersey-Emerald property in fiscal 2005, with the fiscal 2004 comparative figures shown in brackets, include the following: assays and analysis – $6,342 ($Nil); drilling - $137,165 ($Nil); geological and geophysical – $50,566 ($1,296); travel and accommodation – $9,060 ($Nil); site activities – $31,818 ($Nil) and stock based compensation - $11,931 ($Nil). Acquisition costs of $4,668 ($7,856) were incurred.

Mr. Ed Lawrence, P.Eng. is managing the underground exploration program. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

1.2.2 Invincible Tungsten Mine

During the nine months ended September 30, 2005, the Company entered into a purchase agreement to acquire a 100% interest in the now decommissioned 7.4-hectare Invincible Tungsten Mine located 6 kilometres south of Salmo, British Columbia. Under the terms of the agreement, the Company will purchase the property for $3,000 and 9,000 common shares, subject to a 2.0% Net Smelter Return royalty ("NSR"), which the Company may, at its discretion, reduce to a 0.5% NSR by the payment of $150,000 after the completion of a positive feasibility study; and an annual advance royalty payment of $3,000, which will commence in year 2010. The property is contiguous to the Company's Emerald tungsten property, and all payments and costs are grouped with the other costs relating to the Emerald property.

1.2.3 Kena Property, British Columbia

The Company holds 100% of the original Kena Property claims located near the community of Ymir in southeastern British Columbia.

During the nine months ended September 30, 2005, the Company expended $60,994 in exploration costs on the Kena property compared to $87,603 in the nine months ended September 30, 2004. The expenditures on the Kena property in fiscal 2005, with the fiscal 2004 comparative figures shown in brackets, include the following: assays and analysis – $10,951 ($7,412); drilling - $25,476 ($Nil); geological and geophysical – $13,537 ($70,209); travel and accommodation – $1,171 ($3,236); site activities – $7,284 ($6,746) and stock-based compensation - $2,575 ($Nil). Acquisition costs of $34,157 ($49,751) were incurred.

Recommendations

A computer modeling done as part of a resource study completed in the year ended December 31, 2004, indicated numerous untested areas adjacent to mineralized blocks. The report recommends that a $1.27 million diamond drill program be conducted in order to significantly expand resources in the Gold

Mountain and Kena Gold Zones. The Company currently does not have the financing available to conduct this recommended exploration program.

During prospecting in the summer of 2005, copper and silver mineralization was discovered on the Kena Property. The best sample taken from the new discovery assayed 2.48% copper and 165.0 grams per tonne silver. Seven metres of continuous chip sampling taken along the apparent strike of the showing returned an average grade of 1.71% copper and 61.0 grams per tonne silver.

The new discovery was made by prospecting near the historic Silver King Mine, located approximately 1,500 metres southwest of Sultan's Gold Mountain Zone. The mineralized exposure was found in a 1.0-metre wide by 7.0-metre long area exposed by erosion in the wall of a narrow pit excavated around 1900. The mineralization occurs in the footwall rocks beneath the historic Silver King Vein and is comprised of disseminations and veinlets of copper silver minerals. Historic mine records make reference to several exposures of similar footwall mineralization located 125 metres and 360 metres along strike to the east of the new discovery. At the time of mining only the high-grade veins were considered to be important and the disseminated mineralization was neither sampled nor assayed.

Assays received from samples taken during the recent prospecting program are as follows:

Rock Chip & Grab Sample Results

Sample	Description	From (m)	To (m)	Length (m)	Cu (%)	Ag (g/t)
SK-1	Grab				**2.48**	**165.0**
SK-2	Grab				**2.24**	**176.0**
SKFW-0-3	Chip	0.00	3.00	**3.00**	**1.80**	**22.0**
SKFW-3-7	Chip	3.00	7.00	**4.00**	**1.65**	**99.0**

Sultan is planning an excavator-trenching program to further investigate the dimensions and grade of the new discovery.

Kena Property Agreements

Various property agreements have been entered into on properties contiguous to the initial Kena claims. These option agreements include the Starlight Claim Group, the Daylight Claim Group, the Cariboo claims, the Silver King Claim Group and the Athabasca claim Group.

Sultan has modified the terms of the Great West Claim Group option agreement dated September 6, 2001, allowing Sultan to issue 156,250 common shares to the optionor, at a deemed value of $0.16 per share, in lieu of the final $25,000 cash payment due to the optionor under the agreement. Sultan is now vested with 100% right, title and interest in three claim units of the original optioned Great Western Group of claims, subject only to a 3.0% NSR from the production of gold and silver, and a 1.5% NSR from the production of other metals. Sultan has the right to purchase 66 2/3 % of the NSR for $1,000,000 upon commencement of commercial production. The remaining claims initially optioned under the agreement will be returned to the applicable owners.

Sultan has also reached an agreement to modify the terms of the Tough Nut Claim Group option agreement dated September 25, 2001. Under the modified terms, subject only to a 3.0% NSR, payable to the optionor, all cash and share consideration paid to the owner of the claims to date has been deemed sufficient consideration to allow Sultan to be fully vested in three of the Tough Nut Claim Group claims,

namely the EP, PY and SK claims located on the north end of the Silver King Batholith. The remaining claims initially optioned under the agreement will be returned to the applicable owners.

1.2.4 Stephens Lake Property, Manitoba

The Stephens Lake - Trout Claim Group is 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba. In order to facilitate the exploration of the property, Cream Minerals Ltd., ValGold Resources Ltd., and the Company agreed to pool their three respective and contiguous exploration licenses, so that each would hold an undivided one-third interest in all three of the exploration licenses subject to an agreement with BHP Billiton Diamonds Inc. ("BHP Billiton"). The combined exploration licenses, totalling 174,018 hectares, are referred to as the Stephens Lake Property. A drilling program planned by BHP Billiton during the first quarter was curtailed due to weather conditions and has been delayed until the next field season in the winter of 2005-2006.

In fiscal 2005, the Company has recovered $3,686 relating to acquisition costs reimbursed by due to funds recovered from BHP Billiton for payments of cash and value of common shares paid to the optionor of the Trout Claim Group, as compared to expenses incurred of $24,599 in fiscal 2004. The Company issued 16,667 common shares at a price of $0.095 per common share and made a payment of $10,000 to the optionor of the property. The value of the shares in cash and the option payment were recovered from BHP Billiton.

1.2.5 Coripampa Properties, Peru

Sultan has entered into an option agreement with a Peruvian partnership to acquire a 100% interest in the Coripampa 1 and 2 properties in the Republic of Peru. Under the terms of the agreement Sultan has agreed to make total cash payments of US$265,000 and to issue 850,000 common shares to the optionors over a 54-month period. To date, Sultan has made cash and share payments to the optionor consisting of US$20,000 and 100,000 common shares, respectively. A finder's fee of 15,000 common shares was paid to an arms-length finder in connection with this transaction.

During fiscal 2005, the Company expended $60,509 (2004 - $61,847) in acquisition and exploration costs on the Coripampa properties. The expenditures in fiscal 2005, with comparative figures for 2004, as applicable, include the following: assays and analysis – $3,321 ($99); geological and geophysical – $35,262 (2004 - $37,042); site activities – $7,766 (2004 - $546), and travel and accommodation - $8,424 ($Nil).

Sultan conducted a program of geological mapping, geochemical sampling and geophysical surveying to define targets for possible drill testing on both the Coripampa 1 Silver Property and the Coripampa 2 Gold & Silver Property. Two inclined diamond drill holes of about 250 m each are recommended to test the West Zone beneath the altered and mineralized area. A third hole is also recommended to test the South-Central Zone mineralization.

The mapping and sampling program was carried out by Jesus Puente Solorzano whose work has been reviewed by Henry Meixner, P. Geo., the Company's supervisor and "Qualified Person" for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects" for the Coripampa properties.

Mineral Property Option Payments Due In Fiscal 2005

To maintain its mineral property interests the Company is required to make cash payments of $89,542 and issue 474,417 common shares in fiscal 2005. Pursuant to the option agreements, $11,667 in option

payments have been made and 280,667 common shares have been issued in the nine months ended September 30, 2005. No shares have been issued subsequent to September 30, 2005, and option payments due in November on the Daylight option and the Coripampa properties have not been made, and these option agreements may need to be renegotiated or may be terminated.

1.2.6 Market Trends

The price of gold has increased, continuing an overall uptrend, which began in 2004. The average gold price in 2004 averaged approximately US$409.72 per ounce and has averaged US$438.40 per ounce to November 25 in 2005. The price for molybdenum (roasted) on November 22, 2005, was US$30.50 per pound, and the price for tungsten on November 2, 2005, was US$11.59 per pound.

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in Canadian dollars.

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Current assets	$ 481,152	$ 361,924	$ 618,510
Mineral property interests	3,280,334	2,729,646	4,181,978
Other assets	56,557	31,257	33,268
Total assets	3,818,043	3,122,827	4,833,756
Current liabilities	144,435	62,942	246,534
Shareholders' equity	3,673,608	3,059,885	4,587,222
Total shareholders' equity and liabilities	3,818,043	3,122,827	4,833,756
Working capital	336,717	298,982	371,976

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Expenses (recoveries)			
Amortization	$ 843	$ 2,012	$ --
Legal, accounting and audit	48,791	39,804	45,269
Management fees	30,000	30,000	--
Office and administration	29,276	31,244	16,265
Salaries and benefits	363,945	135,306	135,434
Shareholder communications	146,122	107,213	124,179
Travel and conferences	32,885	10,493	13,977
Project operator overhead recovery	--	(6,671)	(83,124)
	1,450,182	604,419	252,000
Property investigations	4,441	29,728	15,188
Write-down of mineral property interests	--	1,916,166	18,324
Interest income	(1,927)	(20,001)	(6,804)
Loss before income taxes	654,376	2,275,294	278,708
Income tax (recovery) expense - current	--	--	8,880
- future income taxes	--	(94,050)	--
Loss for the year	$ 654,376	$ 2,181,244	287,588
Loss per share – basic and diluted	$ 0.02	$ 0.06	$ 0.01
Weighted average number of common shares outstanding – basic and diluted	40,841,887	37,472,803	33,684,943

1.4 Results of Operations

Sultan had a loss of $430,152, or loss per share of $0.01 in the nine months ended September 30, 2005 ("fiscal 2005"), compared to a loss of $513,017, or loss per share of $0.01 in the nine months ended September 30, 2004 ("fiscal 2004").

	Nine months ended September 30,	
	2005	**2004**
Expenses		
Amortization	$ 586	$ 843
Legal, accounting and audit	13,191	37,540
Management fees	22,500	22,500
Office and administration	65,326	62,801
Property investigations	1,047	4,335
Salaries and benefits	114,144	90,640
Shareholder communications	68,764	122,488
Stock-based compensation	163,597	148,462
Travel and conferences	17,458	25,052
Write-down of mineral property interest	25,308	--
Interest and other income	(1,215)	(1,644)
	490,706	513,017
Loss before income taxes	(490,706)	(513,017)
Income tax recovery	60,554	--
Loss for the period	(430,152)	(513,017)

Revenue
Sultan has no source of revenue. Interest earned on excess cash is incidental income. Interest revenue has decreased from $1,644 in fiscal 2004 to $1,215 in fiscal 2005 due to lower cash balances held during fiscal 2005 as compared to fiscal 2004.

Expenses

Legal, accounting and audit decreased from $37,540 in fiscal 2004 to $13,191 in fiscal 2005. Audit fees are accrued at the end of the fiscal year, and fees charged for the fiscal year end were as estimated in the accrual. Legal fees are ongoing and will vary depending on the activity during the period. The fees incurred in the current period were primarily accounting fees. Legal fees in fiscal 2004 were higher primarily due to the acquisition of the Coripampa properties in Peru.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the services of Frank Lang as Chairman of the Company, for a total of $22,500 in each fiscal period.

Office and administration costs increased nominally from $62,801 in fiscal 2004 to $65,326 in fiscal 2005. The office and administration costs include rent, shared office services and other costs related to administration of a public company. The costs may vary depending upon the timing of exploration and administrative activity of the company.

Salaries and benefits have increased from $90,640 in fiscal 2004 to $114,144 in fiscal 2005. Salaries will

likely continue to increase as the time related to complying with the regulation of rules for public companies continues to increase, including the preparation of quarterly and annual financial statements and the analysis thereof.

Stock-based compensation of $163,597 related to stock options granted and vested in fiscal 2005 compares to $148,462 for stock-based compensation in fiscal 2004.

Shareholder communications have decreased from $122,488 in fiscal 2004 to $68,764 in fiscal 2005. The Company utilized the services of two investor relations' consultants in fiscal 2004, but in fiscal 2005 are currently using the services of one consultant, Arbutus Enterprises Ltd. Fees paid totalled $18,000 in both fiscal periods. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Travel and conference expenses have decreased from $25,052 in fiscal 2004 to $17,458, a nominal decrease, as fewer conferences were attended in fiscal 2005.

Property investigation costs have decreased from $4,335 in fiscal 2004 to $1,047 in fiscal 2005. Sultan is presented with property submittals continually, and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired. The Company acquired the Coripampa properties in early 2004, and the Company has not reviewed as many property proposals as in other periods.

During fiscal 2005, Sultan wrote off its interest in the Willi Claims that it held in Nevada by a total of $25,308. No mineral property interests were written off in fiscal 2004.

During 2004, new guidelines related to Flow Through Share ("FTS") accounting were issued by the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants under EIC 146. Under EIC 146, the Company is required to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow through expenditures in the nine months ended September 30, 2005, and as a consequence, has recognized a reduction in share capital and a recovery of future income taxes of $60,554.

1.5 Summary of Quarterly Results

Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses, net of interest income, mineral property write-downs and property investigations.

	Kena property. British Columbia	Jersey Emerald and other properties	Stephens Lake property, Manitoba	Cori-pampa properties, Peru	General and adminis-trative expenses (recovery) (Note 1)	Loss per quarter	Loss per share
2003							
Fourth Quarter	176,979	315	2,281	--	78,207	1,913,804	$0.06
2004							
First Quarter	18,056	2,660	1,070	--	97,555	97,176	$0.00
Second Quarter	23,855	1,155	2,255	295	172,968	176,002	$0.00
Third Quarter	45,692	8,401	782	37,392	239,802	239,839	$0.01
Fourth Quarter	86,021	(7,070)	157	110,107	141,537	141,359	$0.01
2005							
First Quarter	61,764	12,088	1,298	43,943	130,432	69,929	$0.00
Second Quarter	27,350	34,733	(4,711)	12,094	234,558	234,974	$0.01
Third Quarter	6,037	173,794	(273)	4,472	100,361	125,251	$0.00

Note 1: General and administrative expenses do not include the write-down of mineral property interests, investments, or interest and other miscellaneous income, but include stock-based compensation.
Note 2: Property acquisition and exploration costs exclude the write-down of mineral property interests.

Three months ended September 30, 2005 ("Q3 2005"), compared to three months ended September 30, 2004 (Q3 2004")

Legal, accounting and audit expense decreased from $17,726 in Q3 2004 to $9,046 in Q3 2005. Legal fees are ongoing and will vary depending on the activity during the period. The fees incurred in the current period were primarily accounting.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the services of Frank Lang as Chairman of the Company, for a total of $7,500 in each quarter.

Office and administration costs increased from $15,814 in Q3 2004 to $22,890 in Q3 2005. The office and administration costs include rent, shared office services and other costs related to administration of a public company.

Salaries and benefits have decreased nominally from $22,903 in Q3 2004 to $22,686 in Q3 2005. Salaries will likely increase as administration and regulation of public companies requires more use of shared personnel resulting in higher wage costs.

Stock-based compensation of $12,795 related to stock options vested in Q3 2005 compares to $148,461 for stock-based compensation related to options granted in Q3 2004.

Shareholder communications have decreased from $27,398 in Q3 2004 to $25,413 in Q3 2005. The Company utilized the services of two investor relations' consultants in Q3 2004, and in Q3 2005 are currently using the services of one consultant, Arbutus Enterprises Ltd. Fees paid to Arbutus totalled $6,000 in both fiscal periods. Shareholder communications activities were restrained, as the Company did not have the funds available for more than minimal communications with shareholders. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At September 30, 2005, Sultan's working capital, defined as current assets less current liabilities, was $203,539, compared with working capital of $336,717 at December 31, 2004.

Investing Activities

Acquisitions and Exploration Programs

The following provides the details of the property agreements and the exploration expenditures related to its mineral property interests during the period.

As at September 30, 2005, Sultan has capitalized $3,658,550 representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia, Manitoba and Peru. During the three months ended September 30, 2005, Sultan wrote off its interest in the Willi Claims in Nevada for a write-down of $25,308. During the nine months ended September 30, 2005, Sultan's cash expenditures included $356,175 on the acquisition and exploration of its mineral property interests compared to $203,743 in the nine months ended September 30, 2004. Significant expenditures in fiscal 2005 included $95,151 on acquisition and exploration of the Kena property, $60,509 on the acquisition and exploration of the Coripampa properties in Peru, and $251,550 on the acquisition and exploration of the Jersey and Emerald properties in British Columbia, which includes the contiguous Invincible Tungsten Mine.

The Company entered into a purchase agreement to acquire a 100% interest in the now decommissioned 7.4-hectare Invincible Tungsten Mine located 6 kilometres south of Salmo, British Columbia. Under the terms of the agreement, the Company will purchase the property for $3,000 and 9,000 common shares, subject to a 2.0% NSR, which the Company may, at its discretion, reduce to a 0.5% NSR by the payment of $150,000 after the completion of a positive feasibility study; and an annual advance royalty payment of $3,000, which will commence in year 2010.

1.7 Capital Resources

During the nine months ended September 30, 2005, the Company completed a non-brokered private placement of 3,542,660 units for gross proceeds of $342,766. 797,500 of the Combined Units were issued at a price of $0.20 per Combined Unit, for gross proceeds of $159,500. Each Combined Unit was comprised of one flow-through common share and one non-flow-through common share and one-half of one non-flow-through share purchase warrant, for a total issuance of 1,595,000 common shares. Each whole share purchase warrant entitles the holder to purchase one additional common share until July 20, 2007, at an exercise price of $0.15 per share. In addition, 1,947,660 flow-through shares were issued, in a unit offering at a price of $0.10 per unit, for gross proceeds of $194,766. Each unit was comprised of one non-flow-through common share and one-half of one non-flow-through share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share until July 20, 2007, at an exercise price of $0.15 per share.

Sultan also completed a non-brokered private placement of 1,500,000 units at a price of $0.13 per unit,

for gross proceeds of $195,000. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one additional common share, expiring September 16, 2007, at an exercise price of $0.18 per share.

Subsequent to September 30, 2005, Sultan extended the expiry date of warrants previously issued on November 15, 2004, pursuant to a non-brokered private placement, by one year to now expire November 15, 2006. The warrants are exercisable for up to 1,773,334 common shares at a price of $0.20 per share, with no change to the warrant exercise price.

Subsequent to September 30, 2005, the Company announced a non-brokered private placement of flow-through shares at a price of $0.15 per share, for gross proceeds of up to $100,000. Cash finders' fees of up to 10% of the proceeds may be payable. The private placement is subject to regulatory approval. Proceeds from the placement will be used to fund exploration programs on Sultan's Kena Gold Property and Jersey-Emerald Molybdenum Property, located in British Columbia.

Without continued external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The balance sheets of the Company at September 30, 2005, and December 31, 2004, do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to obtain adequate financing.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions With Related Parties

Services rendered and reimbursement of expenses:	Nine months ended September 30, 2005	2004
LMC Management Services Ltd. (a)	$ 213,275	$ 230,438
Lang Mining Corporation (b)	22,500	22,500
Cream Minerals Ltd.	--	238
Legal fees	12,244	37,940

Balances receivable from (payable to) (f):	September 30, 2005	December 31, 2004
LMC Management Services Ltd. (a)	$ 72,073	$ 20,153
Directors and officers' expense advances (e)	993	1,800
Receivable from:	$ 73,066	$ 21,953
DuMoulin Black (c)	(9,483)	--
Payable to:	$ (9,483)	$ --

(a) Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the

cost of $1 and equity value. The Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of an officer and director.

(c) Legal fees were paid to DuMoulin Black, a law firm of which a director of the Company is an associate counsel.

(d) The Company's investments include shares in a listed company with two common directors.

(e) Balances payable to directors and officers are reimbursements for expenses incurred on behalf of the Company.

(f) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

Not applicable. As at September 30, 2005, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters, which are inherently uncertain. A summary of the Company's significant accounting policies is set out in Note 2 of the audited financial statements for the year ended December 31, 2004.

1.14 Financial Instruments and Other Instruments

None.

1.15.1 Other MD& A Requirements

See the audited financial statements for the year ended December 31, 2004.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of November 29, 2005, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at November 29, 2005

Authorized Capital

Unlimited number of common shares without par value and unlimited number of preference shares without par value.

Issued and Outstanding Capital

51,487,909 shares are issued and outstanding

Stock Options Outstanding

Exercise Price	Number Outstanding	Expiry Date
$0.10	2,000,000	June 10, 2010
$0.15	3,020,000	July 6, 2009
$0.21	595,000	August 31, 2006
$0.40	731,000	October 19, 2006
$0.32	701,000	May 16, 2007
	7,047,000	

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
1,813,334	$0.20	November 15, 2006
600,000	$0.20	December 15, 2005
1,000,000	$0.20	December 23, 2005
1,372,580	$0.15	July 20, 2007
749,999	$0.18	September 16, 2007
4,785,914		

SULTAN MINERALS INC.
INTERIM FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(Unaudited)

The Company's independent auditor has not performed a review of these financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Balance Sheets
(Unaudited – prepared by management)

	September 30, 2005	December 31, 2004
Assets		
Current assets		
Cash and cash equivalents	$ 289,745	$ 428,793
Accounts receivable	15,796	10,126
Due from related parties (Note 6)	73,066	21,953
Prepaid expenses	10,747	20,280
	389,354	481,152
Mineral property interests (see schedules) (Note 3)	3,658,550	3,280,334
Investments (Note 4)	3,914	3,914
Equipment	3,548	1,356
Reclamation bonds	57,177	51,287
	$ 4,112,543	$ 3,818,043
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 176,332	$ 144,435
Due to related parties (Note 6)	9,483	--
	185,815	144,435
Shareholders' equity		
Share capital (Note 5)	14,309,435	13,804,266
Contributed surplus	433,572	255,469
Deficit	(10,816,279)	(10,386,127)
	3,926,728	3,673,608
	$ 4,112,543	$ 3,818,043

Subsequent events (Notes 5 and 8)

See accompanying notes to financial statements.

Approved by the Directors

A. Troup

Arthur G. Troup

F.A. Lang

Frank A. Lang

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Operations and Deficit
Nine months ended September 30, 2005 and 2004
(Unaudited – prepared by management)

	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Expenses				
Amortization	$ 248	$ --	$ 586	$ 843
Legal, accounting and audit	9,046	17,726	13,191	37,540
Management fees	7,500	7,500	22,500	22,500
Office and administration	22,890	15,814	65,326	62,801
Salaries and benefits	22,686	22,903	114,144	90,640
Shareholder communications	25,413	27,398	68,764	122,488
Stock-based compensation	12,795	148,461	163,597	148,462
Property investigations	(217)	195	1,047	4,335
Travel	--	--	17,458	25,052
Write-down of mineral property interest	25,308	--	25,308	--
Interest and other income	(418)	(158)	(1,215)	(1,644)
	125,251	239,839	490,716	513,017
Loss before income tax recovery	(125,251)	(239,839)	(490,716)	(513,017)
Income tax recovery (Note 5 (c))	--	--	60,554	--
Loss for the period	(125,251)	(239,839)	(430,152)	(513,017)
Deficit, beginning of period	(10,691,028)	(10,004,929)	(10,386,127)	(9,731,751)
Deficit, end of period	$ (10,816,279)	$ (10,244,768)	$(10,816,279)	$(10,244,768)
Loss per share, basic and diluted	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	49,442,222	41,702,625	47,039,062	40,495,364
Number of common shares outstanding at end of period	51,487,909	41,706,248	51,487,909	41,706,248

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Cash Flows
Nine months ended September 30, 2005 and 2004
(Unaudited – prepared by management)

	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Cash provided by (used for):				
Operations				
Loss for the period	$ (125,251)	$ (239,839)	$ (430,152)	$ (513,017)
Items not involving cash				
Amortization	247	--	586	843
Stock-based compensation	12,795	148,462	163,597	148,462
Future income tax recovery	--	--	(60,554)	--
Write-down of mineral property interests	25,308	--	25,308	--
Changes in non-cash working capital				
Accounts receivable	1,369	6,865	54,330	11,290
Due to/from related parties	(119,164)	(70,595)	(41,630)	42,636
Prepaid expenses	498	30,792	9,533	12,297
Accounts payable and accrued liabilities	116,415	(38,135)	31,897	(23,237)
	(87,783)	(162,450)	(247,085)	(320,726)
Investing activities				
Mineral property interests				
Acquisition costs	18,981	(18,925)	(6,352)	(85,819)
Exploration and development costs	(200,398)	(80,422)	(349,823)	(117,924)
Purchase of equipment	(2,778)	--	(2,778)	--
Reclamation bonds	--	(28,067)	(5,890)	(28,067)
	(184,195)	(127,414)	(364,843)	(231,810)
Financing activities				
Common shares issued for cash	303,266	--	532,880	335,425
Increase (decrease) in cash and cash equivalents during the period	31,288	(289,864)	(79,048)	(217,111)
Cash and cash equivalents, beginning of period	258,457	339,825	368,793	267,072
Cash and cash equivalents, end of period	$ 289,745	$ 49,961	$ 289,745	$ 49,961
Supplemental information				
Shares issued for mineral property interests	$ 1,583	$ 2,333	$ 32,843	$ 36,983
Shares issued for corporate finance fee	--	--	--	525

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Nine months ended September 30, 2005 and 2004
(Unaudited – prepared by management)

1. Going concern and nature of operations:

Sultan Minerals Inc. (the "Company") is incorporated under the Business Corporations Act of British Columbia, and its principal business activity is the exploration and development of mineral properties in Canada.

These financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities and balance sheet classifications used that would be necessary if going concern assumptions were not appropriate. Some adjustments could be material.

As disclosed in the financial statements, the Company has working capital as at September 30, 2005, of $203,539 (December 31, 2004 - $336,717) and an accumulated deficit of $10,816,279 (December 31, 2004 - $10,386,127).

The Company has capitalized $3,658,550 in acquisition and related costs on the Kena property, the Jersey and Emerald properties, the Stephens Lake property, and the Coripampa properties.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2. Basis of presentation:

The interim financial statements are prepared in accordance with Canadian generally accepted accounting principles applicable to interim financial statements. They follow accounting policies and methods of their application consistent with the annual financials statements as at December 31, 2004, but they do not conform in all respects with the disclosure requirements of generally accepted accounting principles for annual financial statements. Accordingly, they should be read in conjunction with the Company's December 31, 2004, annual financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Nine months ended September 30, 2005 and 2004
(Unaudited – prepared by management)

3. **Mineral property interests:**

(a) Kena Property, Ymir, British Columbia, Canada

The Kena property is comprised of the original Kena claims and additional properties under option. The properties are contiguous. The Kena property is located near the community of Ymir in southeastern British Columbia. Option payments made during the nine months ended September 30, 2005, include:

Cariboo Claims
The Company holds an option agreement to earn 100% in five claim units, the Cariboo claims, located north of Ymir in southeastern British Columbia and contiguous to the Kena Claims. To earn its interest, the Company must make cash payments totalling $52,500 ($17,500 paid) and issue 200,000 common shares (175,000 issued) over four years. In January 2005 the Company and the optionor agreed to defer cash payments due in 2004 and 2005 for one year each in exchange for the acceleration of one half of the 2005 common share payment of 25,000 common shares. The December 2004 share payment and the accelerated share payment were made in February 2005. A further 200,000 common shares of the Company are to be issued upon receipt of a positive feasibility study. A Net Smelter Returns royalty ("NSR") of 3.0% from production of gold and 1.5% from production of other metals is payable to the optionor. The Company has the right to purchase 66⅔% of the NSR for $1,000,000 upon commencement of commercial production.

Athabasca Claim Group
The Company entered into an option agreement to acquire the Athabasca Claim Group consisting of ten reverted crown grants and three located claims, located near Ymir, British Columbia. The agreement allows the Company to obtain a 100% interest in the property by making payments of $50,000 ($15,000 paid) and issuing 200,000 common shares (175,000 issued) to the optionor over a three-year period. In March 2005 the Company and the optionor agreed to defer cash payments due in 2005 and 2006 for one year each in exchange for the acceleration of one half of the 2006 common share payment of 50,000 common shares. The December 2004 share payment and the accelerated share payment were made in April 2005. Upon completion of the obligations, the Company will hold a 100% interest in the property subject only to a 3.0% NSR from the production of gold and silver and a 1.5% NSR from the production of other metals. The Company has the right to purchase 67% of the NSR by the payment of $1,000,000 to the optionor upon the commencement of commercial production.

Silver King Claim Group
The Company holds an option agreement to earn 100% interest in 24 crown grants and two claims held by record, known as the Silver King Claim Group of properties, located contiguous to the Kena Claims, in the Kootenay mining district of British Columbia. The terms of the option are that the Company must make total cash payments of $140,000 ($33,500 paid) and issue 250,000 common shares (215,000 issued) to the optionor over four years from July 9, 2003.

Daylight Claims
The Company holds an option agreement to earn 87.5% in eight crown granted mineral claims, the Daylight claims, located contiguous to the Kena Claims, in the Kootenay mining district of British Columbia. The terms of the option are that the Company must make total cash payments of $52,500 ($30,625 paid) and issue 175,000 common shares (131,250 issued) to the optionors over three years from November 18, 2002.. Upon completion of the obligations, the Company will hold an 87.5% interest in the property subject only to a 3.0% NSR from the production of gold and silver and a 1.5% NSR from the production of other metals. The Company has the right to purchase 66⅔% of the NSR by the payment of $875,000 to the optionors upon the commencement of commercial production. A further 175,000 common

shares of the Company are to be issued upon receipt of a positive feasibility study recommending commercial production.

3. **Mineral property interests (continued):**

(b) Jersey-Emerald Property, Ymir, British Columbia, Canada

Invincible Tungsten Mine
The Company has entered into a purchase agreement to acquire a 100% interest in the now decommissioned 7.4-hectare Invincible Tungsten Mine located 6 kilometres south of Salmo, British Columbia. Under the terms of the agreement, the Company will purchase the property for $3,000 and 9,000 common shares, subject to a 2% NSR, which the Company may, at its discretion, reduce to a 0.5% NSR by the payment of $150,000 after the completion of a positive feasibility study; and an annual advance royalty payment of $3,000, which will commence in year 2010.

(c) Trout Claim Group

The Company has entered into an agreement with ValGold Resources Ltd. ("ValGold") and Cream Minerals Ltd. ("Cream") to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the "Trout Claim Group") and encompassing an area of 256 hectares. The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the optionees and currently under option to BHP Billiton Diamonds Inc. ("BHP Billiton").

Under the terms of the agreement the optionees have agreed to make total cash payments of $110,000 ($36,667 each of Cream, ValGold and the Company) ($10,000 paid) and issue 200,001 common shares (66,667 shares in the capital of each of Cream, ValGold, and the Company) (33,334 issued) to the optionor before July 2007. In addition, the optionees must also incur exploration expenses and activities of no less than $5,000 by July 2005, $50,000 cumulative prior to July 2006 and $250,000 cumulative prior to July 2007. A cash payment for the value of all mineral property payments, including cash and the market value of shares issued, has been received from BHP Billiton.

(d) Willi Claims, Nevada, U.S.A.

The Company entered into a purchase agreement to acquire a 100% interest in 20 Lode Mining Claims, Willi 1 to Willi 20, (the "Willi Claims"), located in Churchill County, Nevada, U.S.A. Under the terms of the Agreement, the Company issued 50,000 common shares at $0.26. During the nine months ended September 30, 2005, the Company determined that it would not make the annual payment due to the Bureau of Land Management, and as a result, has written off the property by $25,308.

(e) Mineral Property Interests Commitments

To maintain its mineral property interests the Company is required to make cash payments of $89,542 and issue 474,417 common shares in fiscal 2005. Pursuant to the option agreements, $11,667 in option payments have been made and 280,667 common shares have been issued in the nine months ended September 30, 2005. No shares have been issued subsequent to September 30, 2005, and option payments due in November on the Daylight option and the Coripampa properties have not been made, and the option agreements may need to be renegotiated or may be terminated.

The Company's independent auditor has not performed a review of these financial statements.

4. Investments:

Name of Company	Number of Shares	Book Value September 30, 2005	Book Value December 31, 2004
Emgold Mining Corporation	15,652	$ 3,913	$ 3,913
LMC Management Services Ltd.	1	1	1
		$ 3,914	$ 3,914

The quoted market value of Emgold Mining Corporation as at September 30, 2005, was $5,791 (December 31, 2004 - $10,956).

5. Share capital:

(a) Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b) Issued and outstanding

	Number of Shares	Amount
Balance, December 31, 2004	46,164,582	$13,804,266
Issued for mineral property interests and other		
Cariboo claims at $0.135	75,000	10,125
Athabasca at $0.11	75,000	8,250
Invincible at $0.09	9,000	810
Silver King at $0.115	105,000	12,075
Stephens Lake – Trout at $0.095	16,667	1,583
Share issue costs	--	(4,886)
Income tax effect of renunciation of flow through expenditures	--	(60,554)
Issued for cash		
Private placement at $0.10, less share issue costs	3,542,660	342,766
Private placement at $0.13	1,500,000	195,000
Balance, September 30, 2005 (Unaudited)	51,487,909	$14,309,435

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Nine months ended September 30, 2005 and 2004
(Unaudited – prepared by management)

5. Share capital (continued):

(c) Flow-through shares

In 2004, the Company issued 1,000,000 flow-through shares ("FTS") for gross proceeds of $170,000. Under the FTS agreements, the Company agreed to renounce $170,000 of qualifying expenditures to the investors effective December 31, 2004, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2005.

During 2004, new guidelines related to FTS accounting were issued by the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants under EIC 146. Under EIC 146, the Company is required to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow through expenditures in the nine months ended September 30, 2005, and as a consequence, has recognized a reduction in share capital and a recovery of future income taxes of $60,554.

(d) Stock options

The Company has a stock option plan which allows for the grant of options to purchase up to 7,513,438 stock options. The following table summarizes information about the stock options outstanding at September 30, 2005:

Exercise Price	Number Outstanding at June 30, 2005	Weighted Average Remaining Contractual Life
$0.10	2,000,000	4.7 years
$0.15	3,020,000	3.8 years
$0.21	595,000	0.9 years
$0.40	731,000	1.0 years
$0.32	701,000	1.6 years
$0.15 to $0.40	7,047,000	3.3 years

A summary of the stock options at September 30, 2005, is presented below:

	Shares	Weighted Average Exercise Price
Balance, September 30, 2005	7,047,000	$0.19
Balance vested, September 30, 2005	6,292,000	$0.18

No options were exercised in the nine months ended September 30, 2005.

The fair value of each stock option granted in June 2005 on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows: risk free interest rate – 3.44%; expected life – 3 years; expected volatility – 83%; and weighted average fair value per option grant $0.09. There were 2,000,000 stock options granted at a price of $0.10 to directors, officers and employees, with an expiry date of June 10, 2010.

5. Share capital (continued):

(d) Stock options (continued)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.

(e) Share purchase warrants

As at September 30, 2005, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,813,334	$0.20	*November 15, 2005
600,000	$0.20	December 15, 2005
1,000,000	$0.20	December 23, 2005
1,372,580	$0.15	July 20, 2007
749,999	$0.18	September 22, 2005
5,535,913		

*The expiry date of these warrants was extended by one year, to November 15, 2005, with no change in the exercise price of the warrant.

6. Related party transactions and balances:

	Nine months ended September 30,	
Services rendered and reimbursement of expenses:	2005	2004
LMC Management Services Ltd. (a)	$ 213,275	$ 230,438
Lang Mining Corporation (b)	22,500	22,500
Cream Minerals Ltd.	--	238
Legal fees	12,244	37,940

Balances receivable from (payable to) (f):	September 30, 2005	December 31, 2004
LMC Management Services Ltd. (a)	$ 72,073	$ 20,153
Directors and officers' expense advances (e)	993	1,800
Receivable from:	$ 73,066	$ 21,953
DuMoulin Black (c)	(9,483)	--
Payable to:	$ (9,483)	$ --

(a) Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Nine months ended September 30, 2005 and 2004
(Unaudited – prepared by management)

6. Related party transactions and balances (continued):

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of an officer and director.

(c) Legal fees were paid to DuMoulin Black, a law firm of which a director of the Company is an associate counsel.

(d) The Company's investments include shares in a listed company with two common directors.

(e) Balances payable to directors and officers are reimbursements for expenses incurred on behalf of the Company.

(f) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

7. Comparative figures:

Where necessary, comparative figures have been changed to conform to the current period's presentation.

8. Subsequent event:

Subsequent to September 30, 2005, the Company announced a non-brokered private placement of flow-through shares at a price of $0.15 per share, for gross proceeds of up to $100,000. Cash finders' fees of up to 10% of the proceeds may be payable. The private placement is subject to regulatory approval.

SULTAN MINERALS INC.

(an exploration stage company)
Schedule of Mineral Property Interests
Nine months ended September 30, 2005
(unaudited – prepared by management)

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Willi Claims, Nevada	Coripampa Properties, Peru	Total Mineral Property Interests September 30, 2005
Acquisition costs						
Balance, beginning of period	$ 585,977	$ 30,501	$ 6,329	$ 22,375	$ 59,851	$ 705,033
Incurred during the period	34,157	4,668	(5,366)	(22,375)	5,736	16,820
Balance, end of period	620,134	35,169	963	–	65,587	721,853
Exploration and development costs						
Incurred during the period						
Assays and analysis	10,951	6,342	–	–	3,321	20,614
Drilling	25,476	137,165	–	–	–	162,641
Geological and geophysical	13,537	50,566	1,343	–	35,262	100,708
Site activities	7,284	31,818	337	–	7,766	47,205
Stock-based compensation	2,575	11,931	–	–	–	14,506
Travel and accommodation	1,171	9,060	–	–	8,424	18,655
	60,994	246,882	1,680	–	54,773	364,329
Balance, beginning of period	2,413,132	2,363	9,079	2,933	147,794	2,575,301
Write-down of mineral property interests	–	–	–	(2,933)	–	(2,933)
Balance, end of period	2,474,126	249,245	10,759	–	202,567	2,936,697
Total Mineral Property Interests	3,094,260	284,414	11,722	–	268,154	3,658,550

SULTAN MINERALS INC.

(an exploration stage company)
Schedule of Mineral Property Interests
Year ended December 31, 2004
(unaudited – prepared by management)

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Willi Claims, Nevada	Coripampa Properties, Peru	Total Mineral Property Interests December 31, 2004
Acquisition costs						
Balance, beginning of year	$ 478,853	$ 1	$ 523	$ 5,796	$ –	$ 485,173
Incurred during the year	107,124	30,500	5,806	16,579	59,851	219,860
Balance, end of year	585,977	30,501	6,329	22,375	59,851	705,033
Exploration and development costs						
Incurred during the year						
Assays and analysis	7,412	–	–	–	20,478	27,890
Drilling	62,910	–	–	–	–	62,910
Geological and geophysical	87,440	2,363	4,264	2,783	84,192	181,042
Site activities	10,837	–	–	–	19,349	30,186
Travel and accommodation	5,025	–	–	–	23,775	28,800
	173,624	2,363	4,264	2,783	147,794	330,828
Balance, beginning of year	2,239,508	–	4,815	150	–	2,244,473
Balance, end of year	2,413,132	2,363	9,079	2,933	147,794	2,575,301
Total Mineral Property Interests	$ 2,999,109	$ 32,864	$ 15,408	$ 25,308	$ 207,645	$ 3,280,334

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS

I, **SHANNON M. ROSS,** Chief Financial Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2005

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS

I, **ARTHUR G. TROUP,** President and Chief Executive Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2005

"Arthur G. Troup"

Arthur G. Troup
President and Chief Executive Officer